SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-36612

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On February 26, 2015, ReWalk Robotics Ltd. (the “Company”), announced that the Board of Directors approved the appointment of Mr. Wayne B. Weisman as a member of the Company’s audit committee and of Mr. Aryeh (Arik) Dan as a member of the Company’s compensation committee. Mr. Weisman has resigned as a member of the Company’s compensation committee.

Under Nasdaq’s corporate governance rules, the Company is required to maintain an audit committee consisting of at least three independent directors (subject to the phase-in ability described below), each of whom is financially literate and one of whom has accounting or related financial management expertise. Following these appointments, the Company’s audit committee consists of Messrs. Weisman and Muir, and Dr. Poduska. Mr. Weisman is an independent director under Nasdaq rules; however, due to his affiliation with the Company’s greater than 10% shareholder, SCP Vitalife Partners, he is not considered independent pursuant to Rule 10A-3(b)(1) under the Exchange Act of 1934, as amended (the “Exchange Act”). The other two members of the audit committee are independent under Nasdaq rules and Rule 10A-3(b)(1) under the Exchange Act. The Company is permitted to phase in the independence of its directors pursuant to Nasdaq rules applicable to companies in the first year following their listing on Nasdaq. The Company expects to have a fully independent audit committee within one year following its listing on Nasdaq.

Under the Nasdaq’s corporate governance rules, the Company is required to maintain a compensation committee consisting of at least two independent directors. Following these appointments, the Company’s compensation committee consists of Messrs. Dan and Muir and Dr. Poduska, each of whom is independent under Nasdaq rules.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

Date: February 27, 2015	By:	/s/ Larry Jasinski
Name: Larry Jasinski Title: Chief Executive Officer

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